UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 14, 2016.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BLADEX’S 1Q16 BUSINESS PROFIT REACHED $28.1 MILLION (+11% QoQ, +2% YoY);

WITH TOTAL NET PROFIT OF $23.4 MILLION (+1% QoQ, -22% YoY), OR $0.60 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, April 14, 2016 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the first quarter ended March 31, 2016.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial data as of March 31, 2015 has also been prepared in accordance with IFRS to allow year-on-year comparisons.

First Quarter 2016 Highlights

Reported results:

•	Bladex’s 1Q16 Net Profit totaled $23.4 million (+1% QoQ, -22% YoY), as improved Business Profit (1) of $28.1 million (+11% QoQ, +2% YoY) mainly from higher net interest income (+5% QoQ, +10% YoY), and lower operating expenses (-6% QoQ and YoY), was partially offset by negative non-core results of $4.7 million in the 1Q16, mostly from the Bank’s participation in the investment funds, terminated as of April 1, 2016.

•	Net interest income reached $39.5 million in 1Q16, led by higher average lending rates (+34 bps QoQ, +48 bps YoY), mainly from higher lending spreads and the re-pricing of assets due to increased market rates, which more than offset the effects of lower average lending balances and higher funding costs from increased market rates (+12 bps QoQ, +25 bps YoY).

•	Fees and other income totaled $2.8 million in 1Q16, representing a 63% QoQ decrease in the absence of completed transactions in the loan structuring and syndication business, with a number of mandated transactions slated to close in following quarters. Fees and other income increased 3% YoY, mainly from higher commissions in the structuring and syndication business.

Key performance metrics:

•	The Bank’s 1Q16 annualized return on average equity ROAE (3) and Business ROAE (4) reached 9.6% and 11.6%, respectively, compared to 9.5% and 10.4% in the fourth quarter 2015, and to 13.0% and 11.9% a year ago.

•	Margins improved significantly, as 1Q16 NIS (5) and NIM (6) reached 1.85% (+13 bps QoQ; +17 bps YoY) and 2.06% (+16 bps QoQ; +22 bps YoY), respectively.

•	The Bank’s 1Q16 Efficiency Ratio was 33% (+3 pts. QoQ, +2 pts. YoY) as non-core losses offset lower operating expenses, while Business Efficiency Ratio (7) was 30% (+1 pt. QoQ, -3 pts. YoY), as core operating revenues increased 5% YoY and operating expenses decreased 6%.

Credit Growth & Quality:

•	As of March 31, 2016, end-of-period and average Commercial Portfolio balances stood at $6.9 billion (-3% QoQ and YoY) and $7.0 billion (-3% QoQ, -2% YoY), respectively, mainly as the result of reducing risk exposures in the Commercial Portfolio.

•	Overall credit quality remained sound at 0.43% of non-performing loans (“NPL”) to total loan portfolio as of March 31, 2016, compared to 0.78% as of December 31, 2015, and 0.32% as of March 31, 2015. The ratio of total allowance for expected credit losses to total Commercial Portfolio ending balances increased to 1.40% (+7 bps QoQ, +15 bps YoY) on lower ending portfolio balances and adjustments to account for expected lifetime credit losses regarding certain exposures. The ratio of total allowance for expected credit losses to NPL amounted to 3.4 times, versus 1.8 times, and 4.2 times, respectively.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q16	4Q15	1Q15
Key Income Statement Highlights
Operating revenues	$37.0	$43.6	$42.2
Operating expenses	$12.4	$13.1	$13.1
Business Profit (1)	$28.1	$25.3	$27.4
Non-Core Items (2)	$(4.7)	$(2.0)	$2.4
Net Profit	$23.4	$23.2	$29.9
Profitability Ratios
Earnings per Share ("EPS") (8)	$0.60	$0.60	$0.77
Return on Average Equity (“ROAE”) (3)	9.6%	9.5%	13.0%
Business ROAE (4)	11.6%	10.4%	11.9%
Business Return on Average Assets	1.46%	1.27%	1.40%
Net Interest Margin ("NIM") (6)	2.06%	1.90%	1.84%
Net Interest Spread ("NIS") (5)	1.85%	1.72%	1.68%
Efficiency Ratio	33%	30%	31%
Business Efficiency Ratio (7)	30%	29%	33%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,914	$7,155	$7,093
Treasury Portfolio	$282	$250	$394
Total Assets	$7,669	$8,286	$7,955
Market capitalization	$945	$1,010	$1,276
Tier 1 Basel III Capital Ratio (9)	15.9%	16.1%	16.4%
Leverage (times) (10)	7.8	8.5	8.4
Liquid Assets / Total Assets (11)	9.7%	15.3%	11.6%
NPL to gross loan portfolio	0.43%	0.78%	0.32%
Total allowance for expected credit losses to Commercial Portfolio	1.40%	1.33%	1.25%
Total allowance for expected credit losses to NPL (times)	3.4	1.8	4.2

CEO's Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s First Quarter 2016 results: “We delivered solid and healthy core results in a quarter that traditionally is the slowest in Latin America, proving the capacity of Bladex to perform well in a more challenging economic environment. This positive financial performance allowed the Bank to absorb non-recurring losses stemming from our investment in an asset management vehicle that had originally been designed to generate fee income for the Bank. While this fee income never materialized in a sustained fashion, the vehicle´s overall performance has proved to be highly accretive inception-to-date, albeit with a high degree of market-driven volatility. Unfortunately, this first quarter of 2016 was proof yet again of this high volatility, resulting in a setback of nearly $5 million for the Bank. We divested our core interest in this operation three years ago, and consequently de-consolidated it from our business. On April 1, the third anniversary of the sale, our commitment to maintain a minimum investment expired, and redemption requests were promptly made to terminate the remainder of our investment.

The overall economic environment continues to be very challenging, as GDP growth remains sluggish and trade flows are increasing only modestly in light of continued downward trends in commodity prices. Bladex continues well positioned to benefit in this type of environment as our business origination remains fairly resilient in USD terms, boosting the number of transactions instead, and proving the value of a dependable, client-focused, and truly pan-regional franchise. Regarding credit quality, we continue to make progress in further diversifying our risk exposures by country, by industry sector and by client, while closely managing the small number and amounts of credits in non-performing status.

And while YoY fee and other income growth appears to be modest at this stage, we remain quite optimistic regarding our prospects in both the traditional letters of credit and the structuring and syndication businesses. The pipeline of mandated structured transactions, in particular never looked better, and we look forward to successful closings throughout the remainder of the year. The first quarter of 2016 also demonstrated continued progress in regards to cost discipline and improving business efficiency, as the core efficiency ratio reached 30%.

We are very pleased to see all the above elements clearly mark the high level of performance that Bladex is capable to deliver on a consistent basis, irrespective of these less-than-stellar market conditions.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are operated and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities relating to the Commercial Portfolio’s activities. These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, and contingencies. Net Profit from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and other income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on sale of loans generated by other loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment gain or loss from expected credit losses on loans at amortized cost and off-balance sheet financial instruments; and (v) allocated operating expenses.

The Commercial Portfolio includes gross loans at amortized cost, customers’ liabilities under acceptances, contingencies such as confirmed and stand-by letters of credit, credit commitments, and guarantees covering commercial risk, and an equity investment.

As of March 31, 2016, the Commercial Portfolio balances stood at $6.9 billion, 3% lower from both balances of the $7.2 billion a quarter ago and from $7.1 billion a year ago, as the Bank reduces risk exposures in the Commercial Portfolio. On an average basis, Commercial Portfolio balances reached $7.0 billion in the first quarter 2016, down 3% from fourth quarter 2015, and 2% from first quarter 2015.

The Commercial Portfolio continued to be short-term and trade-related in nature. As of March 31, 2016, $4.9 billion, or 71%, of the Commercial Portfolio were scheduled to mature within one year. Trade finance operations represented 56% of the portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade, generating hard currency.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and the diversification across industry segments:

Refer to Exhibit VIII for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit X for the Bank’s distribution of credit disbursements by country.

(US$ million)	1Q16	4Q15	1Q15
Commercial Business Segment:
Net interest income	$35.2	$33.7	$31.1
Net other income (12)	2.8	7.4	2.7
Net operating revenues (13)	38.0	41.1	33.7
Operating expenses	(9.6)	(10.1)	(10.4)
Net operating profit (14)	28.5	31.0	23.3
Impairment loss from expected credit losses on loans and off-balance sheet credit risks	(1.2)	(2.5)	(0.1)
Net Profit	$27.2	$28.6	$23.2

1Q16 vs. 4Q15

The Commercial Business Segment’s first quarter 2016 Net Profit totaled $27.2 million, a $1.3 million, or 5%, decrease compared to $28.6 million in the fourth quarter 2015, as higher net interest income (+$1.5 million, or 5%) mainly from higher lending rates (+34 bps), lower impairment losses from expected credit losses in the Commercial Portfolio totaling $1.2 million (vs. $2.5 million in the previous quarter) and operating expenses (-$0.5 million, or 5%), were offset by decreased net other income (-$4.6 million, or 62%) mostly attributable to the absence of completed transactions in the loan structuring and syndication business, with closings of mandated transactions pending in coming quarters, along with lower commissions from the letter of credit and contingencies business.

1Q16 vs. 1Q15

The Segment’s quarterly Net Profit of $27.2 million represented a $4.0 million, or 17%, increase compared to $23.2 million in the first quarter 2015, as a result of: (i) a $4.3 million, or 13%, increase in net operating revenues driven by higher net interest income (+$4.2 million, or 13%) mainly from increased average lending rates (+48 bps) offsetting a slight decrease in average lending balances (-2%), and a 6% increase in net other income from higher loan structuring and syndication fees, (ii) a $0.9 million, or 8%, decrease in operating expenses; partially offset by (iii) a $1.2 million in impairment losses from expected credit losses associated with the Bank’s Commercial Portfolio risk profile.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of securities at fair value through Accumulated Other Comprehensive Income (Loss) account (“OCI”) and securities at amortized cost. The Treasury Business Segment also incorporated the Bank’s net results from its participation in investment funds, which are shown in the other income line item “gain (loss) per financial instrument at fair value through profit or loss – investment funds”. As of March 31, 2016, the Bank’s participation in the Feeder Fund was 47.71%, unchanged from December 31, 2015 and compared to 48.68% as of March 31, 2015. The commitment to remain an investor in the investment funds expired on April 1st, 2016, and the Bank has since proceeded to redeem its entire interest in the funds. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities which constitute its funding sources, namely: liability deposits, securities sold under repurchase agreement, and short- and long-term borrowings and debt.

Net Profit from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, as well as related net other income, including net results from derivative financial instruments and foreign currency exchange, gain per financial instruments at fair value through profit or loss, gain per financial instrument at fair value through OCI, impairment loss from expected credit losses on investment securities, and allocated operating expenses.

The Bank’s liquid assets totaled $0.7 billion as of March 31, 2016, compared to $1.3 billion as of December 31, 2015, and $0.9 billion as of March 31, 2015, as the Bank reverts to its historical adequate levels of prudent and proactive liquidity management, which remained above requirements determined according to the Bank’s Liquidity Coverage Ratio (“LCR”), based in Basel III methodology. As of these dates, the liquid assets to total assets ratio was 9.7%, 15.3%, and 11.6%, respectively, while the liquid assets to total deposits ratio was 24.2%, 45.3%, and 35.2%, respectively.

As of March 31, 2016, the portfolio of securities at fair value through OCI totaled $174 million, compared to $142 million as of December 31, 2015, and $332 million as of March 31, 2015, as the Bank reduced its year-on-year holdings in that category. The portfolio of securities at amortized cost stood at $108 million as of March 31, 2016, the same level compared to a quarter ago and compared to $62 million as of March 31, 2015. As of March 31, 2016, both securities portfolios consisted of readily-quoted Latin American securities, 70% of which represented multilateral, sovereign, or state-owned risk (refer to Exhibit IX for a per-country risk distribution of the Treasury portfolio).

Deposit balances stood at $3.1 billion as of March 31, 2016, representing 46% of total liabilities, compared to $2.8 billion, or 38% of total liabilities as of December 31, 2015, and $2.6 billion, or 37% of total liabilities a year ago. The increased levels of deposits (+10% quarter-on-quarter, +18% year-on-year) allowed selective utilization of short-term bilateral sources of funding, which as of March 31, 2016, decreased 35% quarter-on-quarter and 46% year-on-year to reach $1.6 billion in short-term borrowings and debt, including Repos. Long-term borrowings and debt totaled $1.9 billion as of March 31, 2016, down 1% from the previous quarter and up 45% from a year ago, as the Bank increased its long-term funding through capital markets issuances, loan syndications and bilateral finance transactions. Weighted average funding cost increased 12 bps quarter-on-quarter and 25 bps year-on-year to reach 1.29% in the first quarter 2016, as a result of increased market rates.

(US$ million)	1Q16	4Q15	1Q15
Treasury Business Segment:
Net interest income	$4.3	$4.1	$4.8
Net other income (loss) (12)	(5.3)	(1.6)	3.7
Net operating revenues (13)	(1.0)	2.5	8.5
Operating expenses	(2.8)	(3.0)	(2.7)
Net operating profit (loss) (14, 15)	(3.8)	(0.6)	5.8
Impairment loss from expected credit losses on investment securities	(0.0)	(4.7)	0.8
Net Profit	$(3.8)	$(5.3)	$6.7

The Treasury Business Segment reported a Net Loss of $3.8 million in the first quarter 2016, compared to a Net Loss of $5.3 million in the fourth quarter 2015, and a Net Profit of $6.7 million in the first quarter 2015. The positive variation of $1.5 million quarter-on-quarter was mostly the result of reduced impairment loss from expected credit losses on investment securities, partially offset by results from the Bank’s participation in investment funds. The negative variation of $10.5 million year-on-year was primarily driven by a swing in results from the Bank’s participation in investment funds.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q16	4Q15	1Q15
Net Interest Income ("NII") by Business Segment
Commercial Business Segment	$35.2	$33.7	$31.1
Treasury Business Segment	4.3	4.1	4.8
Combined Business Segment NII	$39.5	$37.8	$35.8

Net Interest Margin	2.06%	1.90%	1.84%

The Bank’s first quarter 2016 net interest income reached $39.5 million, a $1.7 million, or 5% quarter-on-quarter increase, and a $3.7 million, or 10% year-on-year increase, primarily attributable to higher average lending rates (+34 bps quarter-on-quarter, +48 bps year-on-year), mainly from higher lending spreads and the re-pricing of assets due to increased market rates, which more than offset the effects of lower average loan lending balances (-4% quarter-on-quarter, -2% year-on-year) and higher funding costs from increased market rates (+12 bps quarter-on-quarter, +25% year-on-year).

FEES AND OTHER INCOME

Fees and other income includes the fee income associated with letters of credit and other off-balance sheet assets, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication, and loan intermediation and distribution activities.

(US$ million)	1Q16	4Q15	1Q15
Fees and Commissions, net	$2.4	$6.3	$2.3
Letters of credit and contingencies *	1.9	3.6	2.1
Loan structuring and distribution fees	0.5	2.7	0.2
Net gain on sale of loans at amortized cost	0.1	0.8	0.2
Other income, net	0.4	0.6	0.2
Fees and Other Income	$2.8	$7.7	$2.8

* Net of commission expenses

Fees and other income totaled $2.8 million in the first quarter 2016, compared to $7.7 million in the fourth quarter 2015, and compared to $2.8 million in the first quarter 2015. The 63% quarter-on-quarter decrease was mostly driven by the absence of completed transactions in the loan structuring and syndication business, with a number of mandated transactions slated to close in following quarters, compared to three mandated lead-arranger transactions closed during the fourth quarter 2015, along with lower commissions from the letter of credit and contingencies business. The 3% year-on-year increase was mainly driven by higher commissions in the structuring and syndication business.

PORTFOLIO QUALITY AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

(In US$ million)	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15
Allowance for expected credit losses on loans at amortized cost:
Balance at beginning of the period	$90.0	$93.8	$85.0	$73.4	$77.7
Provisions (reversals)	2.1	2.0	8.8	11.6	(5.0)
Write-offs, net of recoveries	0.0	(5.8)	0.0	0.0	0.7
End of period balance	$92.1	$90.0	$93.8	$85.0	$73.4

Allowance for expected credit losses on off-balance sheet credit risk:
Balance at beginning of the period	$5.4	$4.8	$11.5	$15.0	$9.9
Provisions (reversals)	(0.9)	0.6	(6.7)	(3.4)	5.1
End of period balance	$4.5	$5.4	$4.8	$11.5	$15.0

Total allowance for expected credit losses	$96.6	$95.4	$98.6	$96.6	$88.3

Total allowance for expected credit losses to Commercial Portfolio	1.40%	1.33%	1.38%	1.30%	1.25%
NPL to gross loan portfolio	0.43%	0.78%	0.31%	0.30%	0.32%
Total allowance for expected credit losses to NPL (times)	3.4	1.8	4.8	4.7	4.2

Overall credit quality remained sound with a quarter-on-quarter reduction of NPL balances to $28.0 million as of March 31, 2016, compared to $52 million as of December 31, 2015, and compared to $21 million from a year ago, representing 0.43% of NPL to total loan portfolio as of March 31, 2016, compared to 0.78% and 0.32%, respectively as of these dates.

The allowance for expected credit losses on loan and off-balance sheet credit risk totaled $96.6 million as of March 31, 2016, resulting in a $1.2 million charge in impairment loss from expected credit losses, compared to $2.5 million and $0.1 million in the fourth quarter 2015 and the first quarter, 2015, respectively, on lower ending portfolio balances and adjustments to account for expected lifetime credit losses regarding certain exposures. The coverage ratio of total allowance for expected credit losses to total Commercial Portfolio ending balances increased to 1.40% (+7 bps quarter-on-quarter, +15 bps year-on-year). The ratio of the total allowance for expected credit losses to NPL amounted to 3.4 times, versus 1.8 times, and 4.2 times, respectively.

OPERATING EXPENSES

(US$ million)	1Q16	4Q15	1Q15
Salaries and other employee expenses	$7.9	$7.2	$8.4
Depreciation of equipment and leasehold improvements	0.3	0.3	0.4
Amortization of intangible assets	0.1	0.1	0.1
Professional services	0.5	1.4	0.8
Maintenance and repairs	0.4	0.4	0.4
Other operating expenses	3.1	3.5	3.1
Total Operating Expenses	$12.4	$13.1	$13.1

Operating expenses in the first quarter 2016 totaled $12.4 million, a 6% quarter-on-quarter and year-on-year decrease, mainly on lower professional services, while salaries and other employee expenses increased quarter-on-quarter due to seasonal effects, but decreased year-on-year.

The Bank’s first quarter 2016 Efficiency Ratio was 33%, compared to 30% in the fourth quarter 2015, and 31% in the first quarter 2015, as non-core losses from the participation in investment funds offset the effects of lower operating expenses (-6%). The Bank’s Business Efficiency Ratio, which excludes non-core revenues and expenses, reached 30%, compared to 29% in the fourth quarter 2015 and 33% in the first quarter 2015, as core operating revenues grew 5% year-on-year and core operating expenses decreased 6%.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	31-Mar-16	31-Dec-15	31-Mar-15
Tier 1 Capital (9)	$988	$981	$949
Risk-Weighted Assets Basel III (9)	$6,198	$6,104	$5,782
Tier 1 Basel III Capital Ratio (9)	15.9%	16.1%	16.4%
Stockholders’ Equity	$983	$972	$942
Stockholders’ Equity to Total Assets	12.8%	11.7%	11.8%
Accumulated other comprehensive income (loss) ("OCI")	$(9)	$(11)	$(9)
Leverage (times) (10)	7.8	8.5	8.4
Shares outstanding	39.034	38.969	38.910

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of March 31, 2016, the Bank’s Tier 1 Basel III Capital Ratio was 15.9%, compared to 16.1% as of December 31, 2015 and 16.4% as of March 31, 2015, mainly due to higher risk-weighted assets. The Bank’s leverage as of these dates was 7.8x, 8.5x, and 8.4x, respectively.

The Bank’s common shares outstanding totaled 39.0 million as of March 31, 2016, nearly the same level as of December 31, 2015, and compared to 38.9 million as of March 31, 2015.

RECENT EVENTS

▪	Annual Shareholders’ Meeting: At the Annual Shareholders’ Meeting held on April 13, 2016, in Panama City, Panama, Mr. João Carlos de Nóbrega Pecego was re-elected as Director representing Class “A” shareholders, and Mr. Herminio A. Blanco and Mrs. Maria da Graça França, were re-elected as Directors of the Bank representing Class “E” shareholders. Also, Mr. Ricardo M. Arango was elected as Director of the Bank representing Class “E” shareholders to replace Mr. William D. Hayes, who retired from the Board. Furthermore, shareholders approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2015, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2016, and, on an advisory basis, the compensation of the Bank’s executive officers.

▪	Quarterly dividend payment: At the Board of Director’s meeting held April 12, 2016, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the first quarter 2016. The dividend will be paid on May 11, 2016, to stockholders registered as of April 25, 2016.

▪	Bladex’s final contractual redemption on investment funds: On April 1, 2016, and following the expiration of its commitment to invest, the Bank proceeded to redeem its remaining participation in the investment funds.

Notes:

-	Numbers and percentages set forth in this press release may not add due to rounding.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Business Profit refers to Net Profit, deducting non-core items.

(2)	Non-Core Items include the net results from the participations in the investment funds recorded in the “gain (loss) per financial instrument at fair value through profit or loss – investment funds” line item, and other expenses related to investment funds.

(3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(4)	Business ROAE refers to annualized Business Profit divided by average stockholders’ equity.

(5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(6)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(7)	Business Efficiency Ratio refers to consolidated operating expenses as a percentage of net operating revenues excluding non-core items.

(8)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

(10)	Leverage corresponds to assets divided by stockholders’ equity.

(11)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(12)	Net other income (loss) consists of net other income (expense) excluding impairment loss from expected credit losses. By business segments, net other income includes:

Commercial Business Segment: Net fees and commissions, gain on sale of loans at amortized cost, and net related other income (expense).

Treasury Business Segment: net other income (loss) from derivative financial instruments and foreign currency exchange, gain (loss) per financial instrument at fair value through profit or loss, gain (loss) per financial instrument at fair value through OCI, and net related other income (expense).

(13)	Net operating revenues refers to net interest income plus net other income.

(14)	Net operating profit (loss) refers to net interest income plus net other income, minus operating expenses.

(15)	The Treasury Business Segment’s net operating profit (loss) includes: (i) interest income from interest bearing deposits with banks and investment securities, net of allocated cost of funds; (ii) net other income (loss) from derivative financial instruments and foreign currency exchange; (iii) gain (loss) per financial instrument at fair value through profit or loss; (iv) gain (loss) per financial instrument at fair value through OCI; (v) net related other income (expense), and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s provision for expected credit losses; the need for additional provisions for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through March 31, 2016, Bladex had disbursed accumulated credits of approximately $234 billion.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, April 15, 2016 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 51488761.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2016	December 31, 2015	March 31, 2015	CHANGE	%	CHANGE	%
	(In US$ thousand)
ASSETS:
Cash and cash equivalents	$771,405	$1,299,966	$945,147	$(528,561)	(41)%	$(173,742)	(18)%
Financial Instruments:
At fair value through profit or loss	49,327	53,411	57,339	(4,084)	(8)	(8,012)	(14)
At fair value through OCI	174,084	141,803	331,829	32,281	23	(157,745)	(48)
Securities at amortized cost, net	107,890	108,215	62,116	(325)	(0)	45,774	74
Loans at amortized cost	6,533,322	6,691,749	6,568,934	(158,427)	(2)	(35,612)	(1)
Allowance for expected credit losses	92,117	89,974	73,369	2,143	2	18,748	26
Unearned interest & deferred fees	8,579	9,304	7,839	(725)	(8)	740	9
Loans at amortized cost, net	6,432,626	6,592,471	6,487,726	(159,845)	(2)	(55,100)	(1)

At fair value – Derivative financial instruments used for hedging – receivable	21,521	7,400	13,682	14,121	191	7,839	57

Property and equipment, net	5,792	6,173	6,609	(381)	(6)	(817)	(12)
Intangibles, net	415	427	1,004	(12)	(3)	(589)	(59)

Other assets:
Customers' liabilities under acceptances	29,657	15,100	659	14,557	96	28,998	4,400
Accrued interest receivable	47,736	45,456	40,783	2,280	5	6,953	17
Other assets	28,453	15,794	8,029	12,659	80	20,424	254
Total of other assets	105,846	76,350	49,471	29,496	39	56,375	114

TOTAL ASSETS	$7,668,906	$8,286,216	$7,954,923	$(617,310)	(7)%	$(286,017)	(4)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$123,646	$243,839	$109,153	$(120,193)	(49)%	$14,493	13%
Time	2,949,733	2,551,630	2,505,192	398,103	16	444,541	18
Total deposits	3,073,379	2,795,469	2,614,345	277,910	10	459,034	18

At fair value – Derivative financial instruments used for hedging – payable	31,364	29,889	27,220	1,475	5	4,144	15

Financial liabilities at fair value through profit or loss	0	89	39	(89)	(100)%	(39)	(100)%
Securities sold under repurchase agreement	145,616	114,084	276,554	31,532	28	(130,938)	(47)
Short-term borrowings and debt	1,497,530	2,430,357	2,767,891	(932,827)	(38)	(1,270,361)	(46)
Long-term borrowings and debt, net	1,861,625	1,881,813	1,282,441	(20,188)	(1)	579,184	45

Other liabilities:
Acceptances outstanding	29,657	15,100	659	14,557	96	28,998	4,400
Accrued interest payable	21,533	17,716	17,753	3,817	22	3,780	21
Allowance for expected credit losses on off-balance sheet credit risk	4,513	5,424	14,978	(911)	(17)	(10,465)	(70)
Other liabilities	20,653	24,344	11,318	(3,691)	(15)	9,335	82
Total other liabilities	76,356	62,584	44,708	13,772	22	31,648	71

TOTAL LIABILITIES	$6,685,870	$7,314,285	$7,013,198	$(628,415)	(9)%	$(327,328)	(5)%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(71,964)	(73,397)	(74,695)	1,433	(2)	2,731	(4)
Additional paid-in capital in excess of assigned value of common stock	119,403	120,177	118,738	(774)	(1)	665	1
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	569,080	560,642	531,537	8,438	2	37,543	7
Accumulated other comprehensive loss	(8,673)	(10,681)	(9,045)	2,008	(19)	372	(4)

TOTAL STOCKHOLDERS' EQUITY	$983,036	$971,931	$941,725	$11,105	1%	$41,311	4%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,668,906	$8,286,216	$7,954,923	$(617,310)	(7)%	$(286,017)	(4)%

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2016	December 31, 2015	March 31, 2015	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$61,158	$58,127	$53,654	$3,031	5%	$7,504	14%
Interest expense	(21,640)	(20,349)	(17,829)	(1,291)	6	(3,811)	21

NET INTEREST INCOME	39,518	37,778	35,825	1,740	5	3,693	10

OTHER INCOME (EXPENSE):
Fees and commissions, net	2,373	6,329	2,300	(3,956)	(63)	73	3
Derivative financial instruments and foreign currency exchange	(839)	374	844	(1,213)	(324)	(1,683)	(199)
Gain (loss) per financial instrument at fair value through profit or loss - investment funds	(4,595)	(2,030)	2,520	(2,565)	126	(7,115)	(282)
Gain (loss) per financial instrument at fair value through profit or loss - other financial instruments	412	(248)	(15)	660	(266)	427	(2,847)
Gain (loss) per financial instrument at fair value through OCI	(285)	0	296	(285)	n.m. (*)	(581)	(196)
Gain on sale of loans at amortized cost	100	784	207	(684)	(87)	(107)	(52)
Other income, net	351	574	248	(223)	(39)	103	42
NET OTHER INCOME	(2,483)	5,783	6,400	(8,266)	(143)	(8,883)	(139)

TOTAL INCOME	37,035	43,561	42,225	(6,526)	(15)	(5,190)	(12)

EXPENSES:
Impairment loss (gain) from expected credit losses on loans at amortized cost	2,143	1,867	(5,030)	276	15	7,173	(143)
Impairment loss (gain) from expected credit losses on investment securities	7	4,746	(830)	(4,739)	(100)	837	(101)
Impairment loss (gain) from expected credit losses on off-balance sheet financial instruments	(913)	622	5,105	(1,535)	(247)	(6,018)	(118)

Salaries and other employee expenses	7,880	7,246	8,355	634	9	(475)	(6)
Depreciation of equipment and leasehold improvements	329	309	380	20	6	(51)	(13)
Amortization of intangible assets	113	149	149	(36)	(24)	(36)	(24)
Professional services	477	1,439	753	(962)	(67)	(276)	(37)
Maintenance and repairs	433	424	395	9	2	38	10
Other expenses	3,128	3,533	3,080	(405)	(11)	48	2
TOTAL OPERATING EXPENSES	12,360	13,100	13,112	(740)	(6)	(752)	(6)

NET PROFIT	$23,438	$23,226	$29,868	$212	1%	$(6,430)	(22)%

PER COMMON SHARE DATA:
Basic earnings per share	0.60	0.60	0.77
Diluted earnings per share	0.60	0.59	0.77

Weighted average basic shares	38,997	38,969	38,805
Weighted average diluted shares	39,121	39,114	38,858

PERFORMANCE RATIOS:
Return on average assets	1.22%	1.17%	1.53%
Return on average stockholders' equity	9.65%	9.55%	13.01%
Net interest margin	2.06%	1.90%	1.84%
Net interest spread	1.85%	1.72%	1.68%
Operating expenses to total average assets	0.64%	0.66%	0.67%

(*) "n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE THREE MONTHS ENDED
	March 31, 2016	March 31, 2015
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$39,518	$35,825
Fees and commissions, net	2,373	2,300
Derivative financial instruments and foreign currency exchange	(839)	844
Gain (loss) per financial instrument at fair value through profit or loss - investment funds	(4,593)	2,520
Gain (loss) per financial instrument at fair value through profit or loss - other financial instruments	412	(15)
Gain (loss) per financial instrument at fair value through OCI	(285)	296
Gain on sale of loans at amortized cost	100	207
Other income, net	351	248
Impairment loss from expected credit losses on loans and off-balance sheet credit risks	(1,230)	(75)
Impairment loss from expected credit losses on investment securities	(7)	830
Operating expenses	(12,360)	(13,112)
NET PROFIT	$23,438	$29,868

BALANCE SHEET DATA (In US$ thousand):
Financial instruments at fair value through profit or loss	49,327	57,339
Financial instruments at fair value through OCI	174,084	331,829
Securities at amortized cost, net	107,890	62,116
Loans at amortized cost	6,533,322	6,568,934
Total assets	7,668,906	7,954,923
Deposits	3,073,379	2,614,345
Financial liabilities at fair value through profit or loss	0	39
Securities sold under repurchase agreements	145,616	276,554
Short-term borrowings and debt	1,497,530	2,767,891
Long-term borrowings and debt, net	1,861,625	1,282,441
Total liabilities	6,685,870	7,013,198
Stockholders' equity	983,036	941,725

PER COMMON SHARE DATA:
Basic earnings per share	0.60	0.77
Diluted earnings per share	0.60	0.77
Book value (period average)	25.06	23.99
Book value (period end)	25.18	24.20

(In thousand):
Weighted average basic shares	38,997	38,805
Weighted average diluted shares	39,121	38,858
Basic shares period end	39,034	38,910

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.22%	1.53%
Return on average stockholders' equity	9.65%	13.01%
Net interest margin	2.06%	1.84%
Net interest spread	1.85%	1.68%
Operating expenses to total average assets	0.64%	0.67%

ASSET QUALITY RATIOS:
Non-performing loans to gross loan portfolio	0.43%	0.32%
Write-offs to gross loan portfolio	0.00%	0.00%
Allowance for expected credit losses on loans to gross loan portfolio	1.41%	1.12%
Total allowance for expected credit losses to non-performing loans	345%	424%
Allowance for expected credit losses on off-balance sheet credit risk to total contingencies	1.18%	2.86%

CAPITAL RATIOS:
Stockholders' equity to total assets	12.8%	11.8%
Tier 1 Basel III Capital Ratio	15.9%	16.4%

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2016			December 31, 2015			March 31, 2015
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Deposits	$876,324	$1,171	0.53%	$748,796	$567	0.30%	$778,896	$431	0.22%
Financial Instruments at fair value through profit or loss	53,386	0	0.00	56,189	0	0.00	58,126	0	0.00
Financial Instruments at fair value through OCI	165,118	950	2.28	153,185	1,090	2.78	342,516	1,861	2.17
Securities at amortized cost	107,985	784	2.87	115,424	677	2.30	57,549	405	2.82
Loans at amortized cost, net of unearned interest	6,510,712	58,253	3.54	6,812,081	55,793	3.20	6,658,511	50,957	3.06

TOTAL INTEREST EARNING ASSETS	$7,713,525	$61,158	3.14%	$7,885,675	$58,127	2.88%	$7,895,597	$53,654	2.72%

Non interest earning assets	89,474			56,968			96,475
Allowance for loan losses	(89,998)			(91,383)			(78,601)
Other assets	21,097			14,175			17,703

TOTAL ASSETS	$7,734,098			$7,865,436			$7,931,174

INTEREST BEARING LIABILITIES
Deposits	$2,907,347	$4,552	0.62%	$2,705,877	$3,309	0.48%	$2,417,540	$2,453	0.41%
Trading liabilities	(3)	0	0.00	(78)	0	0.00	48	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	1,886,487	4,855	1.02	2,319,736	5,575	0.94	3,074,273	6,643	0.86
Long-term borrowings and debt, net (1)	1,860,931	12,233	2.60	1,808,308	11,465	2.48	1,380,716	8,733	2.53

TOTAL INTEREST BEARING LIABILITIES	$6,654,762	$21,640	1.29%	$6,833,844	$20,349	1.17%	$6,872,576	$17,829	1.04%

Non interest bearing liabilities and other liabilities	$102,072			$66,651			$127,561

TOTAL LIABILITIES	6,756,834			6,900,495			7,000,137

STOCKHOLDERS' EQUITY	977,264			964,941			931,037

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,734,098			$7,865,436			$7,931,174

NET INTEREST SPREAD			1.85%			1.72%			1.68%

NET INTEREST INCOME AND NET INTEREST MARGIN		$39,518	2.06%		$37,778	1.90%		$35,825	1.84%

(1)	Net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT V

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	MAR 31/16	DEC 31/15	SEP 30/15	JUN 30/15	MAR 31/15

INCOME STATEMENT DATA:
Interest income	$61,158	$58,127	$55,708	$52,824	$53,654
Interest expense	(21,640)	(20,349)	(18,639)	(18,017)	(17,829)

NET INTEREST INCOME	39,518	37,778	37,069	34,807	35,825

OTHER INCOME (EXPENSE):
Fees and commissions, net	2,373	6,329	7,461	3,110	2,300
Derivative financial instruments and foreign currency exchange	(839)	374	(902)	(339)	844
Gain (loss) per financial instrument at fair value through profit or loss - investment funds	(4,595)	(2,030)	7,103	(2,508)	2,520
Gain (loss) per financial instrument at fair value through profit or loss - other financial instruments	412	(248)	606	302	(15)
Gain (loss) per financial instrument at fair value through OCI	(285)	0	(65)	133	296
Net gain on sale of loans at amortized cost	100	784	208	305	207
Other income, net	351	574	498	283	248

TOTAL INCOME	37,035	43,561	51,978	36,093	42,225

Impairment loss (gain) from expected credit losses on loans at amortized cost	2,143	1,867	8,761	11,649	(5,030)
Impairment loss (gain) from expected credit losses on investment securities	7	4,746	(286)	1,659	(830)
Impairment loss (gain) from expected credit losses on off-balance sheet financial instruments	(913)	622	(6,740)	(3,434)	5,105
Total operating expenses	12,360	13,100	12,871	12,701	13,112

NET PROFIT	$23,438	$23,226	$37,372	$13,518	$29,868

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.60	$0.60	$0.96	$0.35	$0.77

PERFORMANCE RATIOS
Return on average assets	1.22%	1.17%	1.85%	0.70%	1.53%
Return on average stockholders' equity	9.65%	9.55%	15.55%	5.77%	13.01%
Net interest margin	2.06%	1.90%	1.83%	1.79%	1.84%
Net interest spread	1.85%	1.72%	1.67%	1.63%	1.68%
Operating expenses to total average assets	0.64%	0.66%	0.64%	0.65%	0.67%

EXHIBIT VI

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE THREE MONTHS ENDED
	MAR 31/16	DEC 31/15	MAR 31/15

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$35,216	$33,693	$31,050
Net other income (2)	2,819	7,412	2,672
Net revenues	38,035	41,105	33,722
Impairment loss from expected credit losses on loans and off-balance sheet credit risks	(1,230)	(2,489)	(75)
Operating expenses (3)	(9,578)	(10,063)	(10,440)

NET PROFIT	$27,227	$28,553	$23,207

Average interest-earning assets (4)	6,510,712	6,812,081	6,658,511
End-of-period interest-earning assets (4)	6,524,743	6,682,445	6,561,095

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$4,302	$4,085	$4,775
Net other income (loss) (2)	(5,302)	(1,629)	3,728
Net revenues	(1,000)	2,456	8,503
Impairment loss from expected credit losses on investment securities	(7)	(4,746)	830
Operating expenses (3)	(2,782)	(3,037)	(2,672)

NET PROFIT	$(3,789)	$(5,327)	$6,661

Average interest-earning assets (5)	1,202,813	1,073,594	1,237,087
End-of-period interest-earning assets (5)	1,102,706	1,603,395	1,396,431

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$39,518	$37,778	$35,825
Net other income (2)	(2,483)	5,783	6,400
Net revenues	37,035	43,561	42,225
Impairment loss from expected credit losses on loans and off-balance sheet credit risks	(1,230)	(2,489)	(75)
Impairment loss from expected credit losses on investment securities	(7)	(4,746)	830
Operating expenses (3)	(12,360)	(13,100)	(13,112)

NET PROFIT	$23,438	$23,226	$29,868

Average interest-earning assets	7,713,525	7,885,675	7,895,597
End-of-period interest-earning assets	7,627,449	8,285,840	7,957,526

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) consists of net other income (expense), excluding impairment loss from expected credit losses on loans at amortized cost and off-balance sheet financial instruments, and for expected credit losses on investment securities.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Includes loans, net of unearned interest and deferred fees.

(5) Includes cash and due from banks, interest-bearing deposits with banks, financial instruments at fair value through profit or loss, at fair value through OCI and at amortized cost.

EXHIBIT VII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2016		December 31, 2015		March 31, 2015		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$190	3	$153	2	$289	4	$37	$(99)
BELGIUM	0	0	13	0	0	0	(13)	0
BERMUDA	19	0	20	0	0	0	(1)	19
BOLIVIA	27	0	21	0	25	0	6	2
BRAZIL	1,514	21	1,685	23	1,995	27	(171)	(481)
CHILE	171	2	213	3	169	2	(42)	2
COLOMBIA	759	11	770	10	861	11	(11)	(102)
COSTA RICA	341	5	346	5	243	3	(5)	98
DOMINICAN REPUBLIC	312	4	389	5	247	3	(77)	65
ECUADOR	245	3	273	4	312	4	(28)	(67)
EL SALVADOR	118	2	69	1	101	1	49	17
FRANCE	5	0	6	0	6	0	(1)	(1)
GERMANY	97	1	97	1	97	1	0	0
GUATEMALA	435	6	458	6	296	4	(23)	139
HONDURAS	111	2	119	2	100	1	(8)	11
JAMAICA.	20	0	16	0	13	0	4	7
MEXICO	991	14	874	12	1,062	14	117	(71)
NICARAGUA	22	0	17	0	5	0	5	17
PANAMA	547	8	625	8	450	6	(78)	97
PARAGUAY	109	2	116	2	145	2	(7)	(36)
PERU	623	9	537	7	575	8	86	48
SINGAPORE	53	1	37	0	0	0	16	53
SWITZERLAND	43	1	46	1	1	0	(3)	42
TRINIDAD & TOBAGO	147	2	208	3	187	2	(61)	(40)
UNITED STATES	47	1	53	1	64	1	(6)	(17)
URUGUAY	224	3	219	3	212	3	5	12
MULTILATERAL ORGANIZATIONS	26	0	25	0	26	0	1	0
OTHER	0	0	0	0	6	0	0	(6)

TOTAL CREDIT PORTFOLIO (1)	$7,196	100%	$7,405	100%	$7,487	100%	$(209)	$(291)

UNEARNED INTEREST & DEFERRED FEES	(9)		(9)		(8)		0	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$7,187		$7,396		$7,479		$(209)	$(292)

(1)

Includes gross loan portfolio, financial instruments at fair value through OCI and at amortized cost, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).

(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT VIII

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2016		December 31, 2015		March 31, 2015		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$190	3	$153	2	$289	4	$37	$(99)
BELGIUM	0	0	13	0	0	0	(13)	0
BERMUDA	19	0	20	0	0	0	(1)	19
BOLIVIA	27	0	21	0	25	0	6	2
BRAZIL	1,464	21	1,623	23	1,926	27	(159)	(462)
CHILE	160	2	195	3	147	2	(35)	13
COLOMBIA	707	10	717	10	763	11	(10)	(56)
COSTA RICA.	336	5	341	5	243	3	(5)	93
DOMINICAN REPUBLIC.	312	5	389	5	247	3	(77)	65
ECUADOR	245	4	273	4	312	4	(28)	(67)
EL SALVADOR	118	2	69	1	101	1	49	17
FRANCE	5	0	6	0	6	0	(1)	(1)
GERMANY	97	1	97	1	97	1	0	0
GUATEMALA	435	6	458	6	296	4	(23)	139
HONDURAS.	111	2	119	2	100	1	(8)	11
JAMAICA.	20	0	16	0	13	0	4	7
MEXICO	901	13	836	12	945	13	65	(44)
NICARAGUA	22	0	17	0	5	0	5	17
PANAMA	514	7	591	8	409	6	(77)	105
PARAGUAY	109	2	116	2	145	2	(7)	(36)
PERU	616	9	530	7	564	8	86	52
SINGAPORE	53	1	37	1	0	0	16	53
SWITZERLAND	43	1	46	1	1	0	(3)	42
TRINIDAD & TOBAGO	139	2	200	3	177	3	(61)	(38)
UNITED STATES	47	1	53	1	64	1	(6)	(17)
URUGUAY	224	3	219	3	212	3	5	12
OTHER	0	0	0	0	6	0	0	(6)

TOTAL COMMERCIAL PORTFOLIO (1)	$6,914	100%	$7,155	100%	$7,093	100%	$(241)	$(179)

UNEARNED INTEREST & DEFERRED FEES	(9)		(9)		(8)		0	(1)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,905		$7,146		$7,085		$(241)	$(180)

(1)	Includes gross loan portfolio, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT IX

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2016		December 31, 2015		March 31, 2015		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$50	18	$62	25	$69	17	$(12)	$(19)
CHILE	11	4	18	7	22	6	(7)	(11)
COLOMBIA	52	18	53	21	98	25	(1)	(46)
COSTA RICA	5	2	5	2	0	0	0	5
MEXICO	90	32	38	15	117	30	52	(27)
PANAMA	33	12	34	13	41	10	(1)	(8)
PERU	7	3	7	3	11	3	0	(4)
TRINIDAD & TOBAGO	8	3	8	3	10	2	0	(2)
MULTILATERAL ORGANIZATIONS	26	9	25	10	26	7	1	0

TOTAL TREASURY PORTFOLIO (1)	$282	100%	$250	100%	$394	100%	$32	$(112)

(1)	Includes financial instruments at fair value through OCI and at amortized cost. Excludes the Bank's investments in the investment funds.

EXHIBIT X

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY			Change in Amount
	(A)	(B)	(C)
COUNTRY (*)	1QTR16	4QTR15	1QTR15	(A) - (B)	(A) - (C)

ARGENTINA	$62	$44	$189	$18	$(127)
BELGIUM	0	13	0	(13)	0
BOLIVIA	12	18	15	(6)	(3)
BRAZIL	94	168	284	(74)	(190)
CHILE	20	102	0	(82)	20
COLOMBIA	182	397	146	(215)	36
COSTA RICA	93	78	19	15	74
DOMINICAN REPUBLIC	181	336	144	(155)	37
ECUADOR	174	212	241	(38)	(67)
EL SALVADOR	66	53	14	13	52
FRANCE	5	0	6	5	(1)
GUATEMALA	250	187	213	63	37
HONDURAS	39	84	72	(45)	(33)
JAMAICA	20	19	36	1	(16)
MEXICO	611	656	581	(45)	30
NETHERLANDS	13	0	0	13	13
NICARAGUA	8	17	0	(9)	8
PANAMA	180	201	185	(21)	(5)
PARAGUAY	22	26	49	(4)	(27)
PERU	263	186	141	77	122
SINGAPORE	13	25	0	(12)	13
SWITZERLAND	46	55	0	(9)	46
TRINIDAD & TOBAGO	69	47	58	22	11
UNITED STATES	0	1	13	(1)	(13)
URUGUAY	0	10	17	(10)	(17)

TOTAL CREDIT DISBURSED (1)	$2,423	$2,935	$2,423	$(512)	$0

(1)	Includes gross loan portfolio, financial instruments at fair value through OCI and at amortized cost, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).

(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.